ARNOLD & PORTER

Arturo Caraballo
Arturo_Caraballo@aporter.com

202.942.5154
202.942.5999 Fax

555 Twelfth Street, NW
Washington, DC 20004-1206

03037392

November 12, 2003

RECD S.E.C.
NOV 12 2003
1086

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re: Rule 12g3-2(b) Exemption of C.A. La Electricidad de Caracas (#82-4896)

Ladies and Gentlemen:

SUPPL

In connection with the exemption of C.A. La Electricidad de Caracas ("EDC") under Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended, granted by the Commission on November 30, 1998, we hereby submit on behalf of EDC certain supplemental information in accordance with the requirements of the Rule.

Pursuant to subparagraph (1)(iii) and paragraph (4) of the Rule, we enclose herewith English and Spanish versions of (i) EDC's "Third Quarter 2003 Results," which were disseminated to the shareholders of EDC on November 6, 2003, and (ii) a press release regarding the results of an extraordinary shareholders' meeting held on November 7, 2003, which was disseminated to the shareholders of EDC on the same date.

If you should have any questions regarding the enclosed supplemental information, please contact the undersigned at (202) 942-5154.

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

Very ~~truly~~ yours,

Arturo Caraballo

Enclosures

dlw 11/17

La Electricidad de Caracas
y sus empresas filiales
una empresa AES

Third Quarter 2003 Results

C. A. LA ELECTRICIDAD DE CARACAS AND ITS AFFILIATES ANNOUNCES ITS THIRD QUARTER 2003 RESULTS

In the third quarter of the year, EDC recorded net profits of Bs. 41.1 billion, with EBITDA totaling Bs. 136.1 billion (up 35.5 % with respect to the third quarter of the previous year, when EBITDA stood at 57.9 %.)

HIGHLIGHTS

- Operating income increased 7% as compared to the third quarter of 2002.
- Operating expenses totaled Bs. 99 billion, down 17% with respect to the third quarter of the previous year.
- Total debt at the end of the quarter stood at US$ 705MM, a 14% drop with respect to the balance reflected in September of 2002.
- At the end of the quarter, the company received US$ 140.6 million at the official exchange rate (1600 Bs./US$).
- An Extraordinary Shareholders Meeting approved the EDC-CEDC merger.
- A new contract to export energy to the National Interconnected System (NIS) was signed.
- Banco Venezolano de Crédito was appointed additional custodian.
- On September 18, new tariff increases were approved (2.5% in September and 2.5% in October).

EXTERNAL FACTORS

- 20.6% accrued inflation to date.
- A 23.41-point lag between the annualized wholesale price index (55.83%) and the consumer price index (32.42%).
- GDP fell 18.5% for 2Q'03.
- Unemployment stood at 17.8% in August 03
- 8-9% contraction in the Venezuelan economy for the third quarter of this year, as compared with the same period in 2002.

FINANCIAL RESULTS

Operating Income had a increase (7%) with respect to the same period in 2002 as a result of the weighted average increase in tariffs by type of customer. This increase was possible in spite of a 1.1% drop in demand for electrical energy (excluding exports to the National Interconnected System) as compared to the 3Q'02.

OPERATING INCOME (Millions of Bs.)


235,100
226,168
224,281
219,707
210,110
7%
3Q 02
4Q 02
1Q 03
2Q 03
3Q 03

La Electricidad de Caracas
y sus empresas filiales
una empresa AES

Third Quarter 2003 Results



Operating Expenses (including energy sales and fuel) decreased 17% with respect to the same period in the previous year as a result of a 38% drop in fuel purchase expenses and the cost-reduction strategy.

OPERATING EXPENSES (Million of Bs.)



119,225
99,002
17%
3Q 02
3Q 03

EBITDA increased 35.5% with respect to the same period in 2002, standing at Bs.136.1 billion for the quarter. This is the result of the strategy implemented by management of focusing on cost reduction, optimizing inventory and emphasis on the core business. By the end of the 3rd quarter 2003, EBITDA covered 3.8 times interest expenses.

EBITDA (Millions of Bs.)



100,482
117,987
120,389
129,359
136,098
35,5%
3Q 02
4Q 02
1Q 03
2Q 03
3Q 03

EBITDA Margin stood at 57.9%, up 26.6% with respect to the third quarter of the previous year, when it reached 45.7%.

MARGIN EBITDA (%)



45.73%
52.17%
57.27%
57.68%
57.89%
26,6%
3Q 02
4Q 02
1Q 03
2Q 03
3Q 03

Net Profits. In the third quarter of this year, there was a net profit of Bs.41.1 billion, a 51% improvement with respect to the same period in 2002. This is the consequence of an increase in operating income and the ongoing cost-reduction program during that quarter. Additionally, there was a 42.5% reduction in **Interest and Financial Expenses** as compared to 3Q'02, resulting form the amortization of the company's financial debt.

NET PROFITS (Millions of Bs.)



27,265
-7,757
-28,188
-5,905
41,118
3Q 02
4Q 02
1Q 03
2Q 03
3Q 03

La Electricidad de Caracas
y sus empresas filiales
una empresa AES

Third Quarter 2003 Results



SUMMARY OF FINANCIAL STRATEGIES

Debt Reduction

EDC debt has been dropping steadily since 1999, standing at US$705 million as of the end of September 2003. The total reduction was 41% and the total financial debt as of September 30, 2002, was US$819 million.



Years
1999
1,200
2000
1,160
2001
1,099
2002
794
Sep-03
705
41,2%
MM US$

EDC continues the successful implementation of its financial plan, in spite of the macroeconomic crisis in the country, which has hampered the procurements of new financing in the markets. However, the Company was able to secure new financing for a total of US$8 million during the third quarter 2003, 87% of which was obtained through Local Bonds and the rest through bilateral agencies. In addition, local loans amounting US$74 million were rolled over during the same period, 65% with commercial banks and 35% with capital markets.

Debt Profile by Source



Local Commercial Banks 12%
Foreign Commercial Banks 6%
Local Capital Markets 10%
Bilateral 9%
Foreign Capital Markets 38%
Multilateral 25%

The average weighted cost of the debt for the third quarter of 2003 was 11.1%. The average cost of the debt was 7.69% in foreign currency and 24.57% in Bolivar.

Debt Profile by Currency



Debt VEB 22%
Debt US$ 57%
US$ Hedge 21%

MANAGEMENT OF THE BUSINESS

Tariff Scheme and Regulatory Framework

- As a result of the application of the tariff scheme published in Official Gazette No. 37.415 on 04/03/2002, end-user tariffs, except for the Social Residential Service, were adjusted in the first quarter of 2003. The application of the Price Adjustment Factor (FAP by its Spanish acronym) resulted in a 26% increase for EDC, CALEV and ELEGGUA and an 11.8% increase for CALEY.

- In order to mitigate the impact of the tariff increase on customer billings, the increase was applied gradually: 15% in January, 6% in February and 5% in March for EDC-CALEV-ELEGGUA and 7% in January and 4.8% in February for CALEY.

- On February 06, 2003, the Executive passed Decree No. 2304 freezing prices for basic goods and services, including electricity supply.

- On May 05, 2003, a joint resolution of the Ministry of Energy and Mines (MEM) and the Ministry of Production and Trade was published in Official Gazette No. 37.682, temporarily freezing tariff increases derived from the application of the Price Adjustment Factor (FAP). However, the resolution states that the MEM may approve the application of the FAP under a special exception clause.



•On September 18, 2003, the MEM authorized an application of the FAP, which resulted in a 2.5% tariff increase in September and a 2.5% increase in October for EDC, CALEV, ELEGGUA and CALEY.

•During the second quarter of 2003, the average price resulting from the application of the tariff was as follows:

Applicable to: EDC, CALEV & ELEGGU

Type of Service	Bs./kWh
Residential	96,7
General	97,6
Industrial	68,5
A.P. & Government	77,9
Average *	**89,9**

* Including costs for taxes and CACE (Charge for adjustment and energy)

Applicable to: CALEY

Type of Service	Bs./kWh
Residential	75,2
General	60,8
Industrial	66,7
A.P. & Government	37,4
Average	**64,4**

Generation

In September of this year, EDC entered into an energy-export contract with CADAFE. The contract stipulates exports of up to 1 million MWH, ending December 31, 2003, at US$10 per MWh, for a total of up to US$10 million (do not include fuel).

The agreement was signed by CADAFE, PDVSA, the Ministry of Energy and Mines (MEM) and the Ministry of Finance. The transaction is consistent with the MEM strategy of preserving Guri Dam water supplies.

Transmission and Distribution

During the third quarter of this year, energy demand for EDC and its affiliates reached 2,455 GWh. However, energy sales dropped 1.1% with respect to the same period of the previous year (excluding sales to the NIS) as a result of the economic contraction.

EDC continues to implement its program to reduce non-technical losses of energy on the basis of optimization of the commercial cycle. This plan is based on policies and procedures aimed at ensuring collections, installation, readings, cuts and reconnections of the service. The program has been preceding in tandem with investments in the electrical grid, as well as assessment of cutting-edge technology and better practices used in other companies to prevent electrical theft.

Energy losses stood at 16.99% by the end of the third quarter of 2003, with non-technical losses reaching 9.47% as a result of the economic contraction.

Management Indicators

By the end of the third quarter of 2003, there was an increase in the System Interruption Duration Index (SAIDI), Total Time of Annual Interruptions (TTA) and Average Response Time (TAR) indicators, which were severely affected by the impact of tropical storm Claudette on July 14 of this year. Rainstorms and strong winds battered the electrical system, causing 430 openings in the distribution circuits and permanent damage in more than 70 distribution circuits. This led to interruptions in the service for more than 8% of the connected load of the system.

Thanks to the activation of contingency plans, there was a quick response and 98% of the load was recovered in less than 24 hours.

Third Quarter 2003 Results



The **System Monthly Moving Interruption Duration Index - SAIDI-** of the system (KVA interrupter installed by interrupted minutes, over total KVA), increased 9.8% with respect to the end of the third quarter of the previous year, standing at 4.72 hours.


In hours
5
4
3
4.30
4.16
4.00
4.00
3.91
3.92
4.02
3.86
3.84
3.76
4.70
4.61
4.72
Sep-02
Oct
Nov
Dec
Jan-03
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep

Regarding the **Total Time of Annual Interruptions (TTA)** of the system, this indicator fell 1.1% as compared to the previous year, standing at 352 minutes, even after the impact of tropical storm Claudette.


T.T.A. Minutes
400
350
300
250
200
357
346
339
331
322
314
316
309
304
296
354
345
352
312
303
310
Include Storm Claudette
Exclude Storm Claudette
Sep-02
Oct
Nov
Dec
Jan-03
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep

The **Monthly Moving Interruption Frequency Index –SAIFI-** (KVA interrupter installed over total KVA), stood at 3.69 times, a 16% rise with respect to the previous year.


Times
3.8
3.6
3.4
3.2
3
2.8
2.6
3.18
3.18
3.14
3.18
3.10
3.15
3.66
3.62
3.73
3.66
3.80
3.69
3.69
Sep-02
Oct
Nov
Dec
Jan-03
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep

Regarding the **Average Annual Service Claim Response Time (TAR),** this indicator stood at 139 minutes at the end of the 3Q03, a decrease of 4 minutes (2.8%) with respect to the previous year. This drop is mainly derived from the decrease in the number of service-related claims resulting from the implementation of maintenance plans in the most affected areas and administering resources with the aim of reducing the number of claims.


T.A.R. Annual (Minutes)
180
160
140
120
100
80
143
135
131
125
125
124
122
121
121
122
134
135
139
Sep-02
Oct
Nov
Dec
Jan-03
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep

Retail

The improvement of the customer care network continued to progress during the third quarter of 2003. In this period, new payment options for customers were provided, with 18 new authorized agents (a total of 59 expected by year end) and 12 new payment points. During the 3Q, the La California, San Martín and El Rosal Commercial Offices were closed down.

In addition, new bank collection agencies have been added to the customer care network and are connected on line. There are currently 387 bank agencies in Greater Caracas and 596 in the rest of the country (where the customer could paid the invoices)

La Electricidad de Caracas
y sus empresas filiales
una empresa AES


Third Quarter 2003
Results

Total Number of Billings stood at 989,916 as of September 30, 2003. Of this total, 89% were residential customers. The number of Commercial Customers fell by 7.9%.


Large Customers 0,4%
Public Sector 0.7%
Commercial 9,9%
Residential 89,0%

Energy Consumption in GWh totaled 2,455 in 3Q'03. Of this total, commercial customers consume the most (37%). In addition, a total of 392 GWh was supplied to the NIS.


Public Sector 9%
Large Customers 20%
Residential 35%
Commercial 36%

Management Indicators

Accounts receivable rotation, as of September 30, averaged 2.09 times, including the private and public sectors.


Times
2.5
2.3
2.1
1.9
1.7
1.5
1.76
2.39
2.17
2.18
2.09
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03

As of September 30, **Effectiveness of collections** stood at 1.01 as a result of the accounts receivable recovery plan implemented by the company.


1.3
1.2
1.1
1
0.9
0.8
0.7
0.6
0.5
0.4
0.95
0.55
1.05
0.95
1.01
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03

Starting in the second quarter of this year, EDC began to charge interest (at the lending rate of the 6 major banks in Venezuela) on overdue bills.

Safety for Employees

The Company has continued to implement its plan to improve the Safety and Protection Program for its employees. The positive results can be seen in the Lost Time Accident indicator below.


N° of Accidents with Lost Time
1999
105
2000
73
2001
29
2002
26
Sep-03
21

La Electricidad de Caracas
y sus empresas filiales
una empresa AES

Third Quarter 2003 Results



EVENTS

EDC Shares

The price of EDC shares rose 145% with respect to the third quarter of the previous year, standing at Bs.428 per share. This indicate that the share has been undervalued.



Share Price (Bs.)
428
145%
261
175
160
136
180
3Q 02
4Q 02
1Q 03
2Q 03
3Q 03
31-Oct

Market Capitalization

Because of the increased volume of trading in the stock exchange, the price of the EDC share rose and, as a result, the **Market Capitalization** of the company also increased by 125%, standing at US$ 836 MM.



Market Capitalization
(Millions US$)
836
125%
510
371
356
266
351
3Q 02
4Q 02
1Q 03
2Q 03
3Q 03
31-Oct

Exchange Rates

The office that regulates exchange controls and distributes foreign currency (CADIVI) approved and delivered US$160.3 million to EDC for debt service payments, by the end of October. The funds were requested to honor commitments with bilateral and multilateral agencies, as well as with financial institutions. In addition, CADIVI approved the distribution of US$17.5 million to be used for payment of imports by the company.

To date, we have met all our international obligations with foreign currency obtained at the official exchange rate and according to a payment schedule established by CADIVI. The company recorded all of its financial debt acquired up to January 22, 2003. According to Regulation No. 043, new commitments for imports are recorded at the moment in which the obligation is acquired.

Approval of EDC - CEDC Merger

The Extraordinary Shareholders Meetings of EDC and CEDC, both held on September 19, 2003, approved the merger by absorption of CEDC by EDC. As a result of this merger, CEDC would disappear and EDC would remain, taking over all CEDC assets and liabilities. The merger will come into force in December 30, 2003



SHAREHOLDERS
Corporación EDC
La Electricidad de Caracas

Payment Agreement of Government Debt

On July 28, 2003, the Company entered into an agreement whereby it will trade off approximately Bs.40 billion of its public sector accounts receivable. As of September 30, 2003, approximately Bs.14 billion have been traded off.

Banco Venezolano de Crédito is appointed Custodian

In September the Bank of New York's ADR Division appointed Banco Venezolano de Crédito as additional Custodian Bank for the EDC/CEDC ADR program.

La Electricidad de Caracas
y sus empresas filiales
una empresa AES

Third Quarter 2003 Results



Extraordinary Shareholders Meeting

On October 23 La EDC invited its shareholders to attend an Extraordinary Shareholders Meeting to be held on 11/07/2003. The Meeting will consider the following points:

1. Proposal to pay dividends.
2. Modification of the scope of the incentive plan for EDC and CEDC employees approved during the Annual Shareholders Meeting held on 03/20/2002.

SOCIAL RESPONSIBILITY

The construction of the 2nd module of the "Unidad Educativa Parroquial San José de Carayaca" school began in August of this year. An agreement between La Electricidad de Caracas and the International Finance Corporation (a World Bank agency), together with the generous contributions of the workers registered in the Voluntary Donations Through Payroll program, has made the dream of the Carayaca community come true.

More than 1200 children of this populous town in Vargas State will have access to 6 classrooms, with a total capacity of 270 students during each shift. The building also includes a library, a multiple-use court and an auditorium for more than 300 people.

This major educational project will also benefit the nearby towns of La Esperanza, Tarma, Petaquire, Catia La Mar and Maiquetía. The investment totals approximately US$526,000 and its aim is to safeguard the future of the younger generations.

The results presented in this report have not been audited and were derived according to the Accounting Principles currently in force in Venezuela for companies whose securities are registered with the Venezuelan Securities Commission. These results have been adjusted to reflect the effects of inflation following the aforementioned accounting standards and are presented in bolivars as stated on September 30, 2003.

As of September, 2003, the exchange rate was 1,600 Bolivar per US dollar and the average exchange rate for the year was 1,614.20 Bolivar per US dollar. The Consumer Price Index (1997 base year) for the end of September, 2003, was 366.02 and the 343.31 and the average Consumer Price Index during the January-June period was 331.28.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC) is an AES Corporation affiliate. EDC provides electricity mainly to the Caracas Metropolitan Area and is the largest private utility in Venezuela. Each share of EDC is transacted in the Bolsa de Valores de Caracas (Caracas Stock Exchange) jointly with one share of Corporación EDC, C.A. The Group's American Depositary Receipts (ADRs) are dealt in U.S. "over-the-counter" market under the symbol "ELDAY."

AES, EDC's main stockowner, is a world leading power supply company that focuses on the business of competitive generation, distribution and retail supply of electricity in 28 countries. AES is a company dedicated to supplying electricity at a global level in a socially responsible manner. Please address any questions or comments related to this report to Investor Relations, email address: edcinversionistas@aes.com

Contact:

Scarlett Alvarez U.
Director of
Investor Relations

58-212/ 502.2950

edcinversionistas@aes.com

La Electricidad de Caracas
y sus empresas filiales
una empresa AES


Third Quarter 2003
Results

C.A. LA ELECTRICIDAD DE CARACAS Y COMPAÑIAS FILIALES
CONSOLIDATED INCOME STATEMENT

(Based on unaudited financial statements and expressed in millions of constant bolivars as of September 30, 2003)

	3Q02 Bs	4Q02 Bs	1Q03 Bs	2Q03 Bs	3Q03 Bs	3Q03 US$	3Q03 Vs 3Q02
Operating Revenues	219,707	226,168	210,110	224,281	235,100	145.65	7.01%
Operating Expenses	(119,225)	(108,171)	(89,771)	(94,922)	(99,002)	(61.33)	-16.96%
EBITDA	**100,482**	**117,997**	**120,339**	**129,359**	**136,098**	**84.31**	**35.45%**
EBITDA MARGIN	**45.73%**	**52.17%**	**57.27%**	**57.68%**	**57.89%**	**0.58**	**26.58%**
Depreciation and Amortization	(74,505)	(66,768)	(66,651)	(75,524)	(70,020)	(43.38)	-6.02%
EBIT	**25,977**	**51,229**	**53,688**	**53,835**	**66,078**	**40.94**	**154.38%**
EBIT MARGIN	**11.82%**	**22.65%**	**25.55%**	**24.00%**	**28.11%**	**0.28**	**137.72%**
Other Income and (Expenses),Net	468	(15,817)	(7,745)	4,356	(18,545)	(11.49)	
Interest and Financial Expenses	(79,169)	(51,648)	(56,507)	(46,626)	(45,521)	(28.20)	-42.50%
Interest Earned	34,765	(6,128)	14,689	10,578	17,723	10.98	-49.02%
Derivatives Instruments	3,930	(2,206)	24,942	(7,526)	323	0.20	-91.78%
Net Exchange Gain (Loss)	6,553	(18,774)	(94,986)	(31,525)	3,073	1.90	-53.11%
INCOME (LOSS)BEFORE TAXES, EXPOSURE TO INFLATION, MINORITY INTEREST AND EQUITY IN AFFILIATES	**(7,477)**	**(43,344)**	**(65,920)**	**(16,910)**	**23,130**	**14.33**	**409.36%**
Result of Exposure to Inflation	40,937	16,497	42,744	20,374	21,090	13.07	-48.48%
Provision for Income Tax	(6,196)	19,082	(5,002)	(9,369)	(3,114)	(1.93)	-49.75%
Minority Interest and Equity in Affiliates	(0)	8	(9)	0	12	0.01	
NET INCOME (LOSS)	**27,265**	**(7,757)**	**(28,188)**	**(5,905)**	**41,118**	**25.47**	**50.81%**
NET MARGIN	**12.41%**	**-3.43%**	**-13.42%**	**-2.63%**	**17.49%**	**0.17**	**40.93%**
NET INCOME (LOSS)PER SHARE	8.73	(2.48)	(9.02)	(1.89)	13.16	0.008	
NET INCOME (LOSS) PER ADR	436.38	(124.15)	(451.14)	(94.50)	658.10	0.408	
SHARES OUTSTANDING (millions)*	3,124	3,124	3,124	3,124	3,124	3,124	

*Twelve-month weighted average


Third Quarter 2003
Results

C.A. LA ELECTRICIDAD DE CARACAS Y COMPAÑIAS FILIALES
CONSOLIDATED BALANCE SHEET

(Based on unaudited financial statements and expressed in millions of constant bolivars as of September 30, 2003)

	2002 September 30	2002 December 31	2003 March 31	2003 June 30	2003 September 30
ASSETS					
Current Assets	**1,094,979**	1,042,214	988,803	1,025,624	**1,061,312**
Cash and Cash Equivalents	**350,926**	350,038	344,769	376,571	**416,262**
Property, Plant and Equipment, net	**2,954,816**	2,917,762	2,865,923	2,829,864	**2,776,913**
Investments	**69,804**	65,938	64,049	61,370	**59,601**
Long Term Accounts Payable	**56,596**	52,903	48,488	45,437	**43,130**
Intangible Assets and Deferred Credits	**94,214**	35,511	34,735	41,170	**36,092**
Total Assets	**4,270,409**	**4,114,329**	**4,001,999**	**4,003,465**	**3,977,048**
LIABILITIES AND EQUITY					
Current Liabilities	**749,579**	759,517	649,742	714,707	**672,950**
Bank Loans and Overdrafts	**284,932**	232,325	221,062	187,798	**162,392**
Current Portion of Long Term Debt	**242,950**	245,927	202,110	213,445	**172,479**
Long Term Debt	**999,892**	835,549	859,476	798,511	**772,380**
Others Liabilities	**106,538**	106,308	107,547	109,098	**108,522**
Equity	**2,414,400**	2,412,955	2,385,234	2,381,149	**2,423,196**
Total Liabilities and Equity	**4,270,409**	**4,114,329**	**4,001,999**	**4,003,465**	**3,977,048**
Current Assets/Current Liabilities	**1.46**	1.37	1.52	1.44	**1.58**
Short Term Debt/Long Term Debt	**0.53**	0.57	0.49	0.50	**0.43**
Equity/Total Assets	**56.54%**	58.65%	59.60%	59.48%	**60.93%**
Financial Debt/Total Capitalization	**38.75%**	35.25%	34.97%	33.50%	**31.36%**

La Electricidad de Caracas
y sus empresas filiales
una empresa AES

Third Quarter 2003 Results



TECHNICAL ASPECTS

	Unit	3Q 03
Installed Capacity	**MW**	
Arrecifes		120
Ampliación Tacoa		1,410
Tacoa		336
Oscar Augusto Machado		450
Total Installed Capacity		**2,316**

	Unit	1Q 03	2Q 03	3Q 03
Generation and Net Energy Purchases	**GWh**			
Gross Generation		2,559	3,002	3,407
Purchased Energy (Includes CALEY)		223	74	75
Internal Consumption and Losses		(576)	(654)	(635)
Total Sold Energy		**2,206**	**2,422**	**2,847**
Plant Availability (Rolling average)	**%**	**87.11**	**81.77**	**82.82**
Net Capacity Factor	**%**	**51.68**	**59.36**	**65.65**

 # Customer (Supplies)

Sectors	3Q 02	4Q 02	1Q 03	2Q 03	3Q 03	3T 03 Vs 3T02
Residential	925,380	908,680	905,425	900,795	881,333	-4.8%
Industrial	4,004	3,948	3,916	3,822	3,781	-5.6%
General	106,233	103,462	102,302	100,704	97,853	-7.9%
Street Lighting and Government	7,317	7,256	7,177	7,061	6,949	-5.0%
Total	**1,042,934**	**1,023,346**	**1,018,820**	**1,012,382**	**989,916**	**-5.1%**

Consumption (GWh)

Sectors	3Q02	4Q02	1Q03	2Q03	3Q03	3Q02 Vs 3Q03
Residential	880	918	779	831	861	-2.2%
Industrial	484	472	427	458	478	-1.2%
General	907	894	809	864	907	0.0%
Street Lighting and Government	212	208	191	206	209	-1.4%
Total Service Area	**2,483**	**2,492**	**2,206**	**2,359**	**2,455**	**-1.1%**
Interconnected System	412	97	0	63	392	-4.9%
Total (service area+NIS)	**2,895**	**2,589**	**2,206**	**2,422**	**2,847**	**-1.7%**

TECHNICAL ASPECTS

Transmission & Distribution

	Unit	3Q 2003
T&D Overhead Lines (from 230 kV to 4,8 kV)	Km	4,874
T&D Underground Cables (from 230 kV to 4,8 kV)	Km	3,529
Served Area	Km^2	5,200
Substations (from 230 kV to 4,8 kV)	#	132
Historic Peak Load	MW	1,977
Load Factor	%	75
T&D Installed Capacity (from 230 kV to 30 kV)	MVA	8,834
T&D Installed Capacity (from 12,47 kV to 0,120 kV)	MVA	5,801

La Electricidad de Caracas
y sus empresas filiales
una empresa AES

Resultados del Tercer Trimestre 2003



LA C. A. ELECTRICIDAD DE CARACAS Y SUS FILIALES ANUNCIAN SUS RESULTADOS PARA EL TERCER TRIMESTRE DEL AÑO 2003

Para el tercer trimestre del año, la EDC registró ganancias netas por Bs. 41,1 millardos, situándose el EBITDA en Bs. 136,1 millardos, al registrar un incremento de 35,5 % con relación al mismo trimestre del año anterior y un margen de EBITDA de 57,9 %.

ASPECTOS RESALTANTES

- Los ingresos operativos se incrementaron en 7% en comparación con el tercer trimestre del año 2002.
- Los gastos operativos totalizaron Bs. 99 millardos reflejando una disminución del 17% con relación al mismo trimestre del año anterior.
- La deuda total al cierre del trimestre se sitúa en US$ 705MM, reduciéndose en 14% con respecto al saldo reflejado para el mes de septiembre del año anterior.
- Para la fecha de cierre del tercer trimestre, la compañía recibió autorizaciones para adquirir US$ 140,6 millones a la tasa oficial (1,600Bs./US$).
- En Asamblea Extraordinaria de Accionistas se aprobó la fusión de EDC y CEDC.
- Se firmó nuevo Acuerdo de Exportación de Energía al Sistema Interconectado Nacional (SIN).
- El Banco Venezolano de Crédito fue nombrado Agente Custodio adicional de las acciones de EDC.
- El 18 de septiembre se autorizó un aumento en las tarifas de 2,5% para el mes de septiembre y 2,5% para el mes de octubre.

FACTORES EXTERNOS

- Inflación acumulada del año 20,6%.
- Diferencial de 23,41 puntos porcentuales entre el IPM y el IPC, siendo estos 55,83% y 32,42% promedio anual respectivamente en el período de análisis.
- Contracción del PIB durante el primer semestre de 18,5%.
- Desempleo de 17,8% hasta Agosto.
- Contracción de la economía venezolana entre 8 y 9% para el tercer trimestre comparado al mismo período de 2002.

RESULTADOS FINANCIEROS

Los **Ingresos de Operación** presentan un incremento del 7% en términos constante con respecto a los obtenidos en el mismo período del año anterior, debido al *ajuste promedio ponderado de las tarifas por tipo de* cliente. Esto se produjo a pesar del descenso que experimentó la demanda de energía eléctrica por el orden del 1,1% (sin exportación de energía al Sistema Interconectado Nacional) en comparación al mismo trimestre del año 2002.

INGRESOS DE OPERACION (Millones de Bs.)



219.707
226.168
210.110
224.281
235.100
7%
3T 02
4T 02
1T 03
2T 03
3T 03

Los **Gastos de Operación** (incluye compras de energía y combustible) disminuyeron en un 17% con respecto al mismo periodo del año anterior como consecuencia de una reducción del 38% en los gastos por compra de combustible y como resultado de la estrategia implantada por la gerencia de la empresa de mantener su programa de racionalización de costos.



GASTOS DE OPERACIÓN (Millones de Bs.)


119.225
99.002
17%
3T 02
3T 03

El **EBITDA** se incrementó en un 35,5% con respecto al mismo período del 2002 al ubicarse en Bs.136,1 millardos para el trimestre, como consecuencia de la estrategia gerencial de focalizarse en la reducción de costos, la optimización de los inventarios y el enfoque en la gestión del negocio. Al cierre del tercer trimestre el EBITDA cubre 3,8 veces el gasto de intereses.

EBITDA (Millones de Bs.)


100.482
117.987
120.389
129.359
136.098
35,5%
3T 02
4T 02
1T 03
2T 03
3T 03

El **Margen EBITDA** se ubicó en 57,9%, superando en 26,6% lo obtenido en tercer trimestre del año anterior, cuando se ubicó en 45,7%.

MARGEN EBITDA (%)


45,73%
52,17%
57,27%
57,68%
57,89%
26,6%
3T 02
4T 02
1T 03
2T 03
3T 03

Utilidad Neta. Durante el tercer trimestre se registró una ganancia neta de Bs. 41,1 millardos, mejorando en un 51% los resultados obtenidos en el mismo período del año anterior. Este resultado es producto del incremento en los ingresos operativos y de la continuación del programa de reducción de costos durante el tercer trimestre del 2003. Adicionalmente, cabe destacar la disminución del 42,5% de los **Intereses y Gastos Financieros** con relación al mismo trimestre del año anterior, por la amortización de la deuda financiera de la empresa.

UTILIDAD NETA (Millones de Bs.)


27.265
-7.757
-28.188
-5.905
41.118
3T 02
4T 02
1T 03
2T 03
3T 03

RESUMEN DE ESTRATEGIAS FINANCIERAS

Disminución de la deuda

Desde el año 1999 la EDC ha venido disminuyendo progresivamente su nivel de deuda financiera, ubicándose al cierre de septiembre de 2003 en un total de US$ 705 millones, reflejando una disminución total del 41,2%. Para el 30 de septiembre de 2002, el total de deuda financiera fue de US$ 819 millones.


Años
1999
2000
2001
2002
Sep-03
1,200
1,160
1,099
794
705
41,2%
MM US$

La Electricidad de Caracas
y sus empresas filiales
una empresa AES

Resultados del Tercer Trimestre 2003

La EDC continúa con éxito la ejecución de su plan financiero, a pesar de la situación macroeconómica nacional que ha dificultado la obtención de nuevos financiamientos en los mercados. No obstante, la Empresa concretó nuevos financiamientos por un total de US$ 8 MM para el tercer trimestre, de los cuales, 87% corresponden a la emisión de Obligaciones Quirografarias en el mercado Local, y el resto a Organismos Bilaterales. Así mismo, se realizaron renovaciones de Créditos locales por US$ 74MM, para el mismo período, representados en un 65% por la Banca Comercial y un 35% en Mercado de Capitales.

Composición de la Deuda por Fuente de Financiamiento



Banca Comercial Local 12%
Banca Comercial Externa 6%
Mercado Capitales Local 10%
Bilateral 9%
Mercado Capitales Externo 38%
Multilateral 25%

El costo promedio ponderado total de la deuda para el tercer trimestre del 2003 fue de 11,1%. El costo promedio de la deuda en moneda extranjera fue de 7,69% y el de la denominada en bolívares fue de 24,57%.

Composición de la Deuda por Moneda



Debt VEB 22%
Debt US$ 57%
US$ Hedge 21%

GESTIÓN DEL NEGOCIO

Régimen Tarifario y Marco Regulatorio

- Como resultado de la aplicación del Pliego Tarifario vigente -publicado en la Gaceta Oficial N° 37.415 del 03/04/2002- durante el primer trimestre de 2003 se efectúo el ajuste de las tarifas a los usuarios finales, con excepción del Servicio Residencial Social. El valor resultante del Factor de Ajuste de Precios (FAP) implicó un aumento tarifario de 26% para EDC, CALEV y ELEGUA y de 11,8% para CALEY.

- Para atenuar el impacto en la facturación de nuestros clientes el aumento tarifario fue aplicado en forma progresiva de la siguiente forma: 15% en enero, 6% en febrero y 5% en marzo para EDC-CALEV-ELEGGUA y para CALEY 7% en enero y 4,8% en febrero.

- El 06 de febrero de 2003 el Ejecutivo Nacional promulgó el Decreto N° 2.304, "congelando" los precios de los bienes y servicios de primera necesidad, incluyendo el suministro de electricidad.

- El 05 de mayo de 2003 fue publicada en Gaceta Oficial N° 37.682, una resolución conjunta de los Ministerios de Energía y Minas y de Producción y Comercio donde se suspende temporalmente los aumentos de tarifas derivados de la aplicación del Factor de Ajuste de Precios (FAP). No obstante, la resolución establece que el MEM podrá aprobar excepcionalmente la aplicación de este factor.

- El 18 de septiembre de 2003, el MEM autorizó en forma excepcional la aplicación de un Factor de Ajuste de Precios (FAP), el cual representó un incremento tarifario para EDC, CALEV, ELEGGUA, CALEY de 2,5% en el mes de septiembre y 2,5% para el mes de octubre.

- El precio promedio para el tercer trimestre de 2003 resultante de la aplicación de la tarifa vigente es el siguiente:

Aplicable a: EDC, CALEV y ELEGGUA

Tipo de Servicio	Bs./kWh
Residencial	96,7
General	97,6
Industrial	68,5
A.P. y Sector Oficial	77,9
Promedio *	**89,9**

* Se incluyen los costos por patente y CACE (Cargo por ajuste y energía)

Aplicable a: CALEY

Tipo de Servicio	Bs./kWh
Residencial	75,2
General	60,8
Industrial	66,7
A.P. y Sector Oficial	37,4
Promedio	**64,4**

Generación

Durante el mes de Septiembre, la EDC suscribió un contrato de exportación de energía a CADAFE que contempla la exportación de hasta 1 millón de MWh con vigencia hasta el 31 de Diciembre del presente año, por un monto de hasta US$ 10 millones, a razón de US$ 10 por MWh (sin combustible).

Los participantes en este acuerdo son: CADAFE, PDVSA, el Ministerio de Energía y Minas (MEM) y el Ministerio de Finanzas. Este acuerdo es consistente con la estrategia del MEM de preservar las reservas de agua del Embalse de Guri

Transmisión y Distribución

Para el tercer trimestre de este año, la demanda de energía de la EDC alcanzó a 2.455 GWh. Sin embargo, las ventas de energía registraron una disminución del 1,1% con respecto al mismo periodo del año anterior (no incluye ventas al SIN) como consecuencia de la contracción económica.

EDC continúa implementando su programa de reducción de pérdidas no técnicas de energía, fundamentado en la optimización del ciclo comercial mediante la práctica de políticas y procedimientos que garanticen la cobranza, instalación, lectura, corte y re-conexión del servicio. El programa va acompañado de inversiones en la red eléctrica, evaluación de tecnologías de punta y mejores prácticas de otras empresas para la prevención del delito eléctrico.

Las pérdidas de energía (técnicas y no técnicas) se colocaron en 16,99% al cierre del tercer trimestre del año 2003, ubicándose las no-técnicas en 9,47%, como consecuencia de la recesión económica actual.

Indicadores de Gestión

Al cierre del tercer trimestre del 2003, se observa un incremento de los indicadores SAIDI, TTA y TAR los cuales fueron afectados negativamente por el impacto de la Tormenta Claudette ocurrida el 14 de Julio. Fuertes lluvias y vientos ocasionaron 430 aperturas automáticas de circuitos de distribución, produciendo fallas permanentes en mas de 70 circuitos de distribución. Esto significó la interrupción del servicio de mas del 8% de la carga conectada del sistema.

Gracias a la activación de los planes de contingencia se logró pronta atención del evento, recuperándose mas del 98% de la carga afectada en menos de 24 horas.

El **Índice Móvil Anual de Duración de Interrupción** -SAIDI – del sistema (KVA instalados interrumpidos imprevistos por los minutos de interrupción entre los KVA totales), aumentó un 9,8% con respecto al cierre del tercer trimestre del año anterior, colocándose en 4,72 horas.


Expresado en Horas
(Móvil anual)
5
4
3
4.30
4.16
4.00
4.00
3.91
3.92
4.02
3.86
3.84
3.76
4.70
4.61
4.72
Sep-02
Oct
Nov
Dic
Ene-03
Feb
Mar
Abr
May
Jun
Jul
Ago
Sep

El **Tiempo Total Anual de Interrupción (TTA)** del sistema disminuyó 1,1% con respecto al cierre del tercer trimestre del año anterior, ubicándose en 352 minutos. Esto a pesar de los efectos de la Tormenta Claudette.


T.T.A. Minutos
400
350
300
250
200
357
346
339
331
322
314
316
309
304
296
354
345
352
312
303
310
Incluye Tormenta Claudette
Excluye Tormenta Claudette
Sep-02
Oct
Nov
Dic
Ene-03
Feb
Mar
Abr
May
Jun
Jul
Ago
Sep



En cuanto al **Indice Móvil Anual de Frecuencia de Interrupción – SAIFI –** (KVA instalados interrumpidos imprevistos entre KVA totales), se colocó en 3,69 veces incrementando en 16% con respecto al año anterior


Veces
3,8
3,6
3,4
3,2
3
2,8
2,6
3,18
3,18
3,14
3,18
3,10
3,15
3,66
3,62
3,73
3,66
3,80
3,69
3,69
Sep-02
Oct
Nov
Dic
Ene-03
Feb
Mar
Abr
May
Jun
Jul
Ago
Sep

El **Tiempo Promedio Anual de Atención de Reclamos de Servicio (TAR)** se ubicó en 139 minutos, mostrando una reducción de 4 minutos (2,8%) con respecto al año que precedente. Esta reducción se explica principalmente por la disminución del número de reclamos de servicio, debido a las acciones de mantenimiento concentradas en las áreas de mayor incidencia, y a la administración de los recursos con miras a reducir el número de reclamos que deben ser atendidos.


T.A.R. Anual
(Minutos)
180
160
140
120
100
80
143
135
131
125
125
124
122
121
121
122
134
135
139
Sep-02
Oct
Nov
Dec
Ene-03
Feb
Mar
Abr
May
Jun
Jul
Ago
Sep

Comercialización

Continuando con el proceso de mejora de la red de atención, durante el tercer trimestre del año 2003 se implantaron nuevas opciones de pago para nuestros clientes, aumentando a un total de 18 Agentes Autorizados (totalizando 59 para el cierre del año) y 12 puntos de pago. La implantación de este programa de apertura de Agentes Autorizados, permitió cerrar las Oficinas Comerciales de La California, San Martin y El Rosal sin afectar el servicio a nuestros clientes.

Adicionalmente, se han incorporado a la red de atención nuevas instituciones bancarias conectadas en línea con nuestro sistema comercial. Hasta la fecha contamos con 387 agencias bancarias en la Gran Caracas y 596 en el resto del país donde los clientes pueden cancelar sus facturas.

El **Total de Clientes Facturados** se ubicó en 989.916 al 30 de septiembre, de los cuales los residenciales representan el 89%. Los clientes comerciales disminuyeron en 7,9%.


Grandes Clientes
0.4%
Sector Público
0.7%
Comercial
.9%
Residencia
89.0%

El **Consumo de Energía en GWh** totalizó 2.455 para el tercer trimestre del año. El 37% del consumo total de energía se concentra en los clientes comerciales. Adicionalmente, durante el trimestre se le suministró al SIN un total de 392 GWh.


Sector Público
9%
Grandes Clientes
20%
Residencial
35%
Comercial
36%

Indicadores de Gestión de Comercialización

La rotación de las cuentas por cobrar de EDC al 30 de septiembre promedian 2.09 veces, incluyendo el sector privado y público.

La Electricidad de Caracas
y sus empresas filiales
una empresa AES



Resultados del
Tercer Trimestre 2003



Rotación de las Cuentas por Cobrar
Veces
2.5
2.3
2.1
1.9
1.7
1.5
2.39
2.17
2.18
2.09
1.76
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03

La efectividad de la cobranza se ubicó en 1,01 al 30 de septiembre como resultado del plan de recuperación de cuentas por cobrar



1.3
1.2
1.1
1
0.9
0.8
0.7
0.6
0.5
0.4
0.95
0.55
1.05
0.95
1.01
Sep-02
Dic-02
Mar-03
Jun-03
Sep-03

A partir del segundo trimestre, EDC comenzó a aplicar intereses de mora sobre sus facturas pagadas con posterioridad a la fecha del vencimiento, calculados sobre el promedio de la tasa activa de los 6 primeros bancos del país.

Seguridad de los Empleados

La Empresa ha continuado con el plan de mejora en su Programa de Protección y Seguridad para sus empleados, el cual se muestra en el indicador de Accidentes con Pérdida de Tiempo.



N° Accidentes con Pérdida de Tiempo
1999
105
2000
73
2001
29
2002
26
Sep-03
21

EVENTOS

Acción EDC

El Precio de la Acción aumentó en 145% en relación al precio transado al cierre del mes de septiembre del año 2002, ubicándose en 428 Bs./acción al 31 de Octubre de 2003. Este comportamiento indica la subvaluación de la acción.



Precio de la Acción (Bs.)
175
160
136
180
261
428
145%
3T 02
4T 02
1T 03
2T 03
3T 03
31-Oct

Capitalización del Mercado

Debido al aumento en el volumen y precio transado de las acciones, la **Capitalización del Mercado** de la empresa se incrementó en 125% con relación al valor al cierre del mes de septiembre de 2002, para ubicarse en US$ 836 Millones al 31 de Octubre de 2003.



Capitalización del Mercado
(Millones US$)
371
356
266
351
510
836
125%
3T 02
4T 02
1T 03
2T 03
3T 03
31-Oct

Régimen Cambiario

La oficina reguladora del control cambiario, encargada de administrar la entrega de divisas (CADIVI), había aprobado hasta finales de Octubre la venta a EDC de US$ 160,3 millones para cancelar compromisos con entes bilaterales, multilaterales e instituciones financieras. Adicionalmente CADIVI aprobó a la Compañía US$ 17,5 millones para importaciones.

A la fecha hemos cumplido con todas las obligaciones internacionales en divisas, adquiridas a la tasa de cambio oficial, según el cronograma de pagos aprobado por CADIVI. La Empresa registró toda la deuda financiera adquirida hasta el 22 de enero de 2003. Los nuevos compromisos por concepto de importaciones se registran en el momento en que se causa la obligación, según lo establecido en la regulación N° 043.

Acuerdo de Fusión EDC - CEDC

En Asambleas Extraordinarias de Accionistas de EDC y CEDC celebradas ambas en fecha 19 de septiembre de 2003, se aprobó la fusión por absorción de CEDC por parte de EDC. Como consecuencia de dicha fusión por absorción, CEDC se disolvería y quedaría subsistente EDC, la cual asumiría todos los activos y pasivos de CEDC, cuya publicación se efectuó el 30 de septiembre de 2003. Siendo la fecha efectiva el 30 de diciembre de 2003.


ACCIONISTAS
Corporación EDC
AES
La Electricidad de Caracas
AES

Acuerdo de pago Deuda Gobierno

En fecha 28 de julio de 2003, la Compañía firmó un acuerdo a través del cual compensará sus cuentas por cobrar al sector oficial por Bs. 40.000 millones aproximadamente, de los cuales al 30 de septiembre de 2003, se han compensado Bs. 14.000 millones aproximadamente.

Asignación del Banco Venezolano de Crédito como Banco Custodio

En el mes de Septiembre el Bank of New York, División ADR, designó al Banco Venezolano de Crédito como Banco Custodio adicional para el programa de ADR de EDC/CEDC.

Asamblea Extraordinaria de Accionistas

Con fecha 23 de Octubre la EDC convocó a sus accionistas a una Asamblea General Extraordinaria que se celebrará el viernes 07/11/2003, en la cual se considerarán los siguientes puntos:

1. Propuesta de pago de dividendos.
2. Modificación en el alcance del plan de incentivos para los empleados de la EDC y CEDC aprobado por la Asamblea General Ordinaria de Accionistas, celebrada el 20/03/2002.

RESPONSABILIDAD SOCIAL

Durante el mes de agosto, fue iniciada la construcción del 2do. módulo de la "Unidad Educativa Parroquial San José de Carayaca". Un convenio entre EDC y el International Finance Corporation, entidad perteneciente al Banco Mundial, junto a la generosa colaboración de los trabajadores inscritos en el Programa Aporte Voluntario por Nómina. Esta construcción convierte el sueño de la comunidad de Carayaca en una bonita realidad.

Más de 1200 niños de esta populosa comunidad del Estado Vargas, disfrutarán de 6 aulas, con una capacidad aproximada para 270 alumnos por turno, así como de una Biblioteca, una Cancha de usos múltiples y un Auditorio para más de 300 personas.

Este proyecto educativo de gran importancia también beneficiará a las poblaciones cercanas de La Esperanza, Tarma, Petaquire, Catia La Mar y Maiquetía. Se trata de una inversión de aproximadamente US$ 526.000 que resguardará la preparación de las generaciones del futuro.

La Electricidad de Caracas
y sus empresas filiales
una empresa AES

Resultados del Tercer Trimestre 2003



Los resultados presentados en este Informe no han sido auditados y han sido elaborados de acuerdo a los Principios de Contabilidad Generalmente Aceptados vigentes en Venezuela para empresas cuyos valores están registrados en la Comisión Nacional de Valores de Venezuela. Los mismos han sido ajustados para reflejar los efectos de la inflación siguiendo las normas antes mencionadas y están presentados en bolívares constantes al 30 de septiembre de 2003.

La tasa de cambio para el cierre de septiembre del 2003 fue 1.600,00 bolívares/US dólar, y el tipo de cambio promedio anual fue de 1.614,20 bolívares/US dólar. El índice de precios al consumidor (IPC base 1997) para el cierre de septiembre 2003 fue 366,02 y el IPC promedio para el período enero-septiembre fue de 343,31.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC), filial de AES Corporation, provee servicio eléctrico principalmente al área metropolitana de Caracas y es a su vez la empresa privada de servicio eléctrico más grande de Venezuela. Cada acción de EDC se transa en la Bolsa de Valores de Caracas en conjunto con una acción de Corporación EDC, C.A. El American Depositary Receipt (ADR) del Grupo se negocia en los Estados Unidos en el mercado "over-the-counter", bajo el símbolo: "ELDAY".

AES principal accionista, es una compañía de electricidad líder a nivel mundial que efectúa negocios en el área de generación competitiva, distribución y suministro al detal de electricidad en 28 países. AES es una empresa dedicada a suministrar electricidad a nivel mundial de forma socialmente responsable. Agradeceremos dirigir sus preguntas o comentarios relacionados con este reporte a la atención de Relaciones con los Inversionistas, por correo electrónico: edcinversionistas@aes.com

Persona Contacto:

Scarlett Alvarez U.
Directora
Relaciones con Inversionistas

58-212/ 502.2950

edcinversionistas@aes.com

La Electricidad de Caracas
y sus empresas filiales
una empresa AES

Resultados del Tercer Trimestre 2003



C.A. LA ELECTRICIDAD DE CARACAS Y COMPAÑIAS FILIALES
ESTADOS CONSOLIDADOS DE GANANCIAS Y PERDIDAS

(Basado en estados financieros no auditados y expresados en millones de bolivares constantes al 30 de septiembre de 2003)

	3T 02 Bs.	4T 02 Bs.	1T 03 Bs.	2T 03 Bs.	3T 03 Bs.	3T 03 US$	3T 03 Vs 3T 02
Ingresos de Operación	219,707	226,168	210,110	224,281	235,100	145.65	7.01%
Gastos de Operación	(119,225)	(108,171)	(89,771)	(94,922)	(99,002)	(61.33)	-16.96%
EBITDA	**100,482**	**117,997**	**120,339**	**129,359**	**136,098**	**84.31**	**35.45%**
MARGEN EBITDA	**45.73%**	**52.17%**	**57.27%**	**57.68%**	**57.89%**	**57.89%**	**26.58%**
Depreciación y Amortización	(74,505)	(66,768)	(66,651)	(75,524)	(70,020)	(43.38)	-6.02%
EBIT	**25,977**	**51,229**	**53,688**	**53,835**	**66,078**	**40.94**	**154.38%**
MARGEN EBIT	**11.82%**	**22.65%**	**25.55%**	**24.00%**	**28.11%**	**28.11%**	**137.72%**
Otros Ingresos y (Gastos) Neto	468	(15,817)	(7,745)	4,356	(18,545)	(11.49)	
Intereses y Gastos Financieros	(79,169)	(51,648)	(56,507)	(46,626)	(45,521)	(28.20)	-42.50%
Intereses Ganados	34,765	(6,128)	14,689	10,578	17,723	10.98	-49.02%
Instrumentos Derivativos	3,930	(2,206)	24,942	(7,526)	323	0.20	-91.78%
Diferencia en Cambio Neta	6,553	(18,774)	(94,986)	(31,525)	3,073	1.90	-53.11%
UTILIDAD (PERDIDA) ANTES DEL REI, PROVISIÓN PARA IMPUESTOS, INTERÉS MINORITARIO Y PARTICIPACIÓN CIAS AFILIADAS	**(7,477)**	**(43,344)**	**(65,920)**	**(16,910)**	**23,130**	**14.33**	**409.36%**
Resultado por Exposición a la Inflación	40,937	16,497	42,744	20,374	21,090	13.07	-48.48%
Provisión para Impuesto	(6,196)	19,082	(5,002)	(9,369)	(3,114)	(1.93)	-49.75%
Interés Minoritario y Participación en Cías Afiliadas	(0)	8	(9)	0	12	0.01	
UTILIDAD (PÉRDIDA) NETA	**27,265**	**(7,757)**	**(28,188)**	**(5,905)**	**41,118**	**25.47**	**50.81%**
MARGEN UTILIDAD NETA	**12.41%**	**-3.43%**	**-13.42%**	**-2.63%**	**17.49%**	**17.49%**	**40.93%**
UTILIDAD (PÉRDIDA) NETA POR ACCIÓN	8.73	(2.48)	(9.02)	(1.89)	13.16	0.008	
UTILIDAD (PÉRDIDA) NETA POR ADR	436.38	(124.15)	(451.14)	(94.50)	658.10	0.408	
ACCIONES EN CIRCULACIÓN (Millones) *	3,124	3,124	3,124	3,124	3,124	3,124	

* Promedio ponderado 12 meses



C.A. LA ELECTRICIDAD DE CARACAS Y COMPAÑIAS FILIALES
BALANCES GENERALES CONSOLIDADOS

(Basado en estados financieros no auditados y expresados en millones de bolivares constantes al 30 de septiembre de 2003)

	2002 30 Septiembre	2002 31 Diciembre	2003 31 Marzo	2003 30 Junio	2003 30 Septiembre
ACTIVO					
Activo Circulante	**1,094,979**	1,042,214	988,803	1,025,624	**1,061,312**
Efectivo y Equivalentes de Efectivo	**350,926**	350,038	344,769	376,571	**416,262**
Propiedades, Planta y Equipos, neto	**2,954,816**	2,917,762	2,865,923	2,829,864	**2,776,913**
Inversiones	**69,804**	65,938	64,049	61,370	**59,601**
Cuentas por Cobrar a Largo Plazo	**56,596**	52,903	48,488	45,437	**43,130**
Activos Intangibles y Cargos Diferidos	**94,214**	35,511	34,735	41,170	**36,092**
Total Activo	**4,270,409**	**4,114,329**	**4,001,999**	**4,003,465**	**3,977,048**
PASIVO Y PATRIMONIO					
Pasivo Circulante	**749,579**	759,517	649,742	714,707	**672,950**
Préstamos y Sobregiros Bancarios	**284,932**	232,325	221,062	187,798	**162,392**
Porción Corriente Deuda LP	**242,950**	245,927	202,110	213,445	**172,479**
Deuda a Largo Plazo	**999,892**	835,549	859,476	798,511	**772,380**
Otros Pasivos	**106,538**	106,308	107,547	109,098	**108,522**
Patrimonio	**2,414,400**	2,412,955	2,385,234	2,381,149	**2,423,196**
Total Pasivo y Patrimonio	**4,270,409**	**4,114,329**	**4,001,999**	**4,003,465**	**3,977,048**
Activo Circulante / Pasivo Circulante	**1.46**	1.37	1.52	1.44	**1.58**
Deuda Financiera C P / Deuda L P	**0.53**	0.57	0.49	0.50	**0.43**
Patrimonio / Activo Total	**56.54%**	58.65%	59.60%	59.48%	**60.93%**
Deuda Financiera / Capitalización Total	**38.75%**	35.25%	34.97%	33.50%	**31.36%**



ASPECTOS TÉCNICOS

	Unidad	3T03
Capacidad Instalada	**MW**	
Arrecifes		120
Ampliación Tacoa		1,410
Tacoa		336
Oscar Augusto Machado		450
Total Capacidad Instalada		**2,316**

	Unidad	1T03	2T03	3T03
Generación y Compra de Energía Neta	**GWh**			
Generación Bruta		2,559	3,002	3,407
Energía Comprada (Incluye CALEY)		223	74	75
Consumo Interno y Pérdidas		(576)	(654)	(635)
Total Energía Vendida		**2,206**	**2,422**	**2,847**
Disponibilidad Planta (promedio anual)	%	**87.11**	**81.77**	**82.82**
Factor de Capacidad, Neta	%	**51.68**	**59.36**	**65.65**

Número de Clientes Facturados

Sectores	3T02	4T02	1T03	2T03	3T03	3T 03 Vs 3T02
Residencial	925,380	908,680	905,425	900,795	881,333	-4.8%
Industrial	4,004	3,948	3,916	3,822	3,781	-5.6%
General	106,233	103,462	102,302	100,704	97,853	-7.9%
Oficial /Alumbrado Público	7,317	7,256	7,177	7,061	6,949	-5.0%
Total	**1,042,934**	**1,023,346**	**1,018,820**	**1,012,382**	**989,916**	**-5.1%**

Consumo (GWh)

Sectores	3T02	4T02	1T03	2T 03	3T 03	3T 03 Vs 3T02
Residencial	880	918	779	831	861	-2.2%
Industrial	484	472	427	458	478	-1.2%
General	907	894	809	864	907	0.0%
Oficial / Alumbrado Público	212	208	191	206	209	-1.4%
Total Area Servida	**2,483**	**2,492**	**2,206**	**2,359**	**2,455**	**-1.1%**
Sistema Interconectado Nacional	412	97	0	63	392	-4.9%
Total (area servida+SIN)	**2,895**	**2,589**	**2,206**	**2,422**	**2,847**	**-1.7%**



ASPECTOS TÉCNICOS

Transmisión y Distribución

	Unidad	3er Trim 2003
Lineas Aereas de T&D (de 230 kV a 4,8 kV)	Km	4.874
Lineas Subterraneas de T&D (de 230 kV a 4,8 kV)	Km	3.529
Area Servida	Km^2	5.200
Subestaciones (de 230 kV a 4,8 kV)	#	132
Demanda Máxima Histórica	MW	1.977
Factor de Carga	%	75
Capacidad Instalada de T&D (de 230 kV a 30 kV)	MVA	8.834
Capacidad Instalada de T&D (de 12,47 kV a 0,120 kV)	MVA	5.801

La Electricidad de Caracas
y sus empresas filiales
una empresa AES

From:
C.A. La Electricidad de Caracas
Avenida Vollmer
Caracas, Venezuela

Contact:
Scarlett Alvarez
Investor Relations
Director
Phone: 0212 502-2950
edcinversionistas@aes.com

Extraordinary Shareholder Meeting

Caracas, Venezuela (Nov 7, 2003). C.A. La Electricidad de Caracas and Corporación EDC, C.A. held an Extraordinary Shareholders Meeting, during which the following points were approved:

1. Distribution of Bs.6 per share for extraordinary dividends. The date for the distribution will be announced shortly and is expected before the end of 2003.

2. Modification of the Electricidad de Caracas, C.A., and Corporación EDC, C.A., Workers Incentive Plan. The Board of Directors was authorized to design an alternative voluntary plan. This plan benefits the workers, retirees and their direct family members who acquired shares before June 13, 2000.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC) is an AES Corporation affiliate. EDC provides electricity mainly to the Caracas Metropolitan Area and is the largest private utility in Venezuela. Each share of EDC is transacted in the Bolsa de Valores de Caracas (Caracas Stock Exchange) jointly with one share of Corporación EDC, C.A. The Group's American Depositary Receipts (ADRs) are dealt in U.S. "over-the-counter" market under the symbol "ELDAY."

AES, EDC's main stockowner, is a world leading power supply company that focuses on the business of competitive generation, distribution and retail supply of electricity in 28 countries. AES is a company dedicated to supplying electricity at a global level in a socially responsible manner.

La Electricidad de Caracas
y sus empresas filiales
una empresa AES

De:
C.A. La Electricidad de Caracas
Avenida Vollmer
Caracas, Venezuela

Persona Contacto:
Scarlett Alvarez
Directora
Relaciones con Inversionistas
Tlf: 0212 502-2950
edcinversionistas@aes.com

Asamblea General Extraordinaria

En Asamblea Extraordinaria de C.A. La Electricidad de Caracas y Subsidiarias, hoy 7 de noviembre de 2003, se aprobó:

1. El pago de dividendos extraordinarios de Bs. 6 por acción. Próximamente se anunciará la fecha efectiva de pago estimándose para antes de finalizar el año.

2. Modificación del Alcance del Plan de Incentivos para los trabajadores de C.A. La Electricidad de Caracas y Corporación EDC C.A, para lo cual se autorizó a la Junta Directiva de la compañía el diseño de un programa opcional voluntario al plan. Los trabajadores, jubilados y sus familiares directos con opción a sumarse a este plan son los que mantienen acciones adquiridas al 13 de junio de 2000.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC), filial de AES Corporation, provee servicio eléctrico principalmente al área metropolitana de Caracas y es a su vez la empresa privada de servicio eléctrico más grande de Venezuela. Cada acción de EDC se transa en la Bolsa de Valores de Caracas en conjunto con una acción de Corporación EDC, C.A. El American Depositary Receipt (ADR) del Grupo se negocia en los Estados Unidos en el mercado "over-the-counter", bajo el símbolo: "ELDAY".

AES principal accionista, es una compañía de electricidad líder a nivel mundial que efectúa negocios en el área de generación competitiva, distribución y suministro al detal de electricidad en 40 países.